ENERGY POWER SYSTEMS LIMITED
NEWS RELEASE

ENERGY POWER CLOSES US $2.8 MILLION PRIVATE PLACEMENT
FINANCING


Toronto, November 19, 2001. Energy Power Systems Limited (OTC BB:
EYPSF & Frankfurt EPW) (www.epsx.com) ("Energy Power" or the
"Company") announces that it has closed a US $2.8 million private placement financing with 2 arms-length investors.

Energy Power issued 2 allotments of three hundred and fifty thousand (350,000) units at a firm price of US $4.00 per unit for gross proceeds of US $2.8 million.
Each unit is comprised of three hundred and fifty thousand (350,000) common shares and one-tenth (1/10th) of one common share purchase warrant. Each whole warrant entitles the holder to purchase one (1) common share at a purchase price of US $4.45 per common share exercisable for a period of six months after closing. A 5% agent fee was paid in connection with the private placement.

Energy Power plans to use the proceeds of the private placement in part to fund its ongoing oil and gas exploration program and for general working capital purposes.

About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Engineering and Offshore Division and an Oil & Gas Division.

The Engineering and Offshore Division is currently working on a backlog of contracts which will carry over the next fiscal year and beyond. Further development of Atlantic Canada's offshore infrastructure could feed further growth for the Engineering and Offshore Division. In addition the Oil and Gas Division is adding positive cash flow to fund corporate operations and future development and growth strategies. At present the Company is expanding its exploration, drilling and development program to increase oil & gas reserves and production.

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For further information contact:	Sandra J. Hall
					VP Corporate Affairs
					Telephone: (416) 861-1484


Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.


Suite 301, 2 Adelaide Street West, Toronto ON M5H 1L6
Telephone: (416) 861-1484, Facsimile: (416) 861-9623
www.epsx.com